Symbols: LVH .TSX Venture Exchange

LVFHF.OTC Bulletin Board

LVH .Berlin Stock Exchange

September 19, 2005.

ACTION POKER SENDS EIGHT PLAYERS TO THE WPT EVENT HELD AT THE BORGATA HOTEL CASINO & SPA, ATLANTIC CITY

Vancouver, British Columbia, September 19, 2005 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”) is pleased to announce that it’s subsidiary, Action Poker Gaming Inc., has sent, 8 players to the World Poker Tour’s (“WPT”) Borgata Open which starts today (Sept 19 – 22, 2005) at the Borgata Hotel Casino and Spa located in Atlantic City, New Jersey.

The eight players won their entries in the WPT event through the Action Poker Network (“APN”). The prize package that each player won is valued at US $14,000 which included the US $10,000 buy in entry fee for the main event, hotel, airfare and US $1,500 spending money.

Five of the players earned their qualification through the Company’s flagship website, www.tigergaming.com while the other three players originated from the Company’s licensee’s whose customers all flow into, and benefit from, the Action Poker Network.

President and CEO, Jake Kalpakian states, “Not only are our own players from www.tigergaming.com enjoying our games and tournament structures, but so too are our licensee’s customers. As a result, the Company’s APN is benefiting from increasing traffic. As such, we are continuing to increase our tournament promotions. To this extent, the Company has just again successfully launched another World Poker Tour promotion for the WPT event to be held this coming December at the Bellagio Hotel and Casino in Las Vegas, Nevada.” This increased traffic, as a result of these new promotions is enabling the Company to plan to sponsor its own “Signature” land based tournaments in the future where players can again qualify through the Company’s APN.

Presently, players can enjoy hours of entertainment at minimal cost while trying to qualify for WPT and other competing poker tour prize packages. Through the Action Poker Network, the Company’s tournaments offer the best entertainment value on the Web today. For more information on how to qualify, please visit www.tigergaming.com.

About Las Vegas From Home.Com Entertainment Inc.

LVFH is an “E-Gaming” Software Developer and provider, and through its wholly owned Antiguan Subsidiary, Action Poker Gaming Inc., licenses its software to third parties.

For more Information on the Company, please contact us at (604) 681-0204, or visit our Website at www.lvfh.com .

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”

Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes,” “plans,” “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.